July 29, 2014

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Staff Attorney

Re: Perion Network Ltd.

Amendment No. 2 to Registration Statement on Form F-3
Filed on July 16, 2014
File No. 333-195794 (the “Form F-3”)

Form 20-F for Fiscal Year Ended December 31, 2013
Filed on April 10, 2014
File No. 000-51694 (the “Form 20-F”)

Dear Mr. Crispino:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 22, 2014, regarding the captioned filings by Perion Network Ltd. (the “Company”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form F-3

Selling Shareholders, page 9

1.
We note your response to prior comment 1 but do not agree that the specific size of the committee is immaterial to investors. We also note that the examples of offerings by Retailmenot, Twitter, and Varonis are not determinative because JPMIM was not a selling shareholder in those offerings. Accordingly, please revise footnote 5 to the selling shareholder table to disclose that JPMIM acts through a committee of over 30 individuals, each with an equal vote. Refer to Question 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K for additional guidance.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 11 of the Form F-3.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions, page 56

2.
We note your response to prior comment 2 and reissue the comment in part. We do not agree with your conclusion that the Split Agreement, Transition Services Agreement, Office and Administrative Services Agreement, and the Search Syndication Agreement are immaterial in amount and significance. These agreements are still ongoing and contain provisions that appear material to investors, including indemnification obligations and procedures for allocating liabilities between the parties. Please revise to file these agreements as exhibits.

Response

In response to the Staff’s comment, the Company has filed an amendment to the Form 20-F with the Split Agreement, the Transition Services Agreement and the Office and Administrative Services Agreement as exhibits thereto.

With respect to the Search Syndication Agreement, since there has been no activity whatsoever under this agreement to date, as agreed with the Staff, the Company will not file it at this time.

However, if activity commences under this agreement in the future, the Company will file it if it is material to the Company at that time. As agreed with the Staff, the Company will include a fuller description of the Search Syndication Agreement in its future 20-F filings. The Company proposes a description along the following lines:  “Pursuant to the Search Syndication Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect undertook to provide Conduit and its affiliates with search monetization services on the most favorable terms that it gives to its other customers.  This agreement was requested by Conduit in connection with its transfer to ClientConnect of its search syndication technology and search provider agreements in the Conduit Split in order to ensure that Conduit, if it so chooses, would be entitled to receive the benefit of such technology and agreements to monetize the applications that Conduit is developing.  Such applications consist of the Conduit Quicklaunch Lock Screen, the Conduit Browser U and the Conduit Mobile Platform.  The agreement has an initial term of two years, subject to extension at the request of Conduit for an additional one year, and contemplates a revenue sharing payment arrangement. There has not been any activity under this agreement to date.”

Item 10. Additional Information

C. Material Contracts, page 64

3.	We note your response to prior comment 3. Please advise why you believe ClientConnect’s agreement with Google will account for less than 10% of revenues in 2014.

Response

The Company respectfully advises the Staff that it believes that ClientConnect's agreement with Google will account for less than 10% of the Company's revenues in 2014 because, among other things, it accounted for less than 6% of the Company's revenues in the first six months of 2014 and less than 5% in the month of June 2014.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-769-6157, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.